SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s second quarter of
2018 financial and operating report

Mexico City, July 17, 2018 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2018.

•	We registered 1.1 million postpaid net subscriber additions—twice as many as last year—including 537 thousand in Brazil, 184 thousand in Mexico and 103 thousand in Colombia.
•	Fixed-broadband accesses were up 5.0% year-on-year after connecting 275 thousand new accesses in the second quarter, most of them in Brazil and Central America.
•

Revenues were up 3.2% year-on-year in Mexican peso terms to 257.3 billion pesos, with service revenues rising 1.4%; at constant exchange rates service revenues rose 2.0%, in line with the pace observed the prior quarter.

•

Service revenue growth in the mobile space was remarkable both in Brazil and Mexico, 11.9% and 8.7% respectively. In the U.S. TracFone’s revenue growth turned positive again after some quarters of decline. On the fixed-line platform, Colombia and Ecuador delivered the better rates of service-revenue growth.

•	ARPUs shot up by 14.1% in Brazil, 9.4% in the U.S., 7.3% in Mexico and 7.0% in Ecuador, while declining 12.7% in Peru in the midst of very intense competition.
•

EBITDA rose 3.0% to 72.0 billion pesos; at constant exchange rates EBITDA was up 4.5%. In Mexico EBITDA jumped 14.9%, its best annual increase in nearly eleven years, followed by Brazil with 9.9%, its best performance in three years.

•

Our second quarter operating profit of 32.6 billion pesos, up 4.8% year-on-year, and comprehensive financing costs of 32.2 billion pesos—mostly derived from foreign exchange losses arising mostly from the depreciation of the Mexican peso vs. the dollar—resulted in a net loss of 236 million pesos for the period.

•

Our operating cash flow in the six months to June allowed us to cover capital expenditures of 57.1 billion pesos, reduce our net debt by 14.9 billion pesos (including the payment of the hybrid bond of TKA that was carried as equity in their books) and contribute 11.6 billion pesos to our pension funds (mostly Telmex).

•	Our net debt stood at 617.6 billion pesos in June, a reduction of 11.1 billion pesos relative to December (considering the Telekom Austria hybrid bonds as debt outstanding in December).

América Móvil’s Subsidiaries as of June 2018
Country	Brand	Business	Equity
			Participation
Mexico	Telcel	wireless	100.0%
	Telmex	wireline	98.8%
	Sección Amarilla(1)	other	98.4%
	Telvista	other	90.0%
Argentina	Claro	wireless	100.0%
	Telmex	wireline	99.7%
Brazil	Claro	wireless/wireline	97.7%
Chile	Claro	wireless	100.0%
	Telmex(1)	wireline	100.0%
Colombia	Claro	wireless	99.4%
	Telmex	wireline	99.3%
Costa Rica	Claro	wireless	100.0%
Dominicana	Claro	wireless/wireline	100.0%
Ecuador	Claro	wireless/wireline	100.0%
El Salvador	Claro	wireless/wireline	95.8%
Guatemala	Claro	wireless/wireline	99.3%
Honduras	Claro	wireless/wireline	100.0%
Nicaragua	Claro	wireless/wireline	99.6%
Panama	Claro	wireless/wireline	100.0%
Paraguay	Claro	wireless/wireline	100.0%
Peru	Claro	wireless/wireline	100.0%
Puerto Rico	Claro	wireless/wireline	100.0%
Uruguay	Claro	wireless/wireline	100.0%
USA	Tracfone	wireless	100.0%
Netherlands	KPN	wireless/wireline	21.4%
Austria	Telekom Austria	wireless/wireline	51.0%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.91%.

Relevant Events

On June 26th Moody´s upgraded Telekom Austria’s ratings to Baa1 with stable outlook. According to the agency, the rating is supported by (1) the group’s moderate scale; (2) its position as a strong integrated player in its highly competitive domestic telecommunications market; (3) its geographical diversification in a number of Eastern European countries, mitigated by the fact that these countries are exposed to higher macroeconomic risk and foreign currency risk than its core domestic operations; (4) its strong cash flow generation and strong credit metrics; (5) the company’s public commitment to a conservative financial strategy; and (6) the benefits resulting from América Móvil, S.A.B. de C.V.’s (América Móvil A3, stable) shareholding in Telekom Austria.

Moody’s also stated that Telekom Austria is a government-related issuer (GRI) and its Baa1 rating benefits from one notch of uplift as a result of (1) the group being 28.42% government-owned; (2) its moderate level of default dependence; and (3) Moody’s moderate support assumptions for the group.

Telekom Austria is rated BBB, positive by S&P. América Móvil is rated A3, stable by Moody’s; A-, stable by S&P; and A-, stable by Fitch.

América Móvil Fundamentals (in accordance with IFRS except for IFRS 15)
	2Q18	2Q17
Earnings per Share (Mex$)(1)	-0.00	0.22
Earning per ADR (US$)(2)	-0.00	0.23
EBITDA per Share (Mex$)(3)	1.09	1.06
EBITDA per ADR (US$)	1.07	1.14
Net Income (millions of Mex$)	-236	14,313
Average Shares Outstanding (billion)	66.06	65.76
(1) Net Income / Average Shares Outstanding
(2) 20 shares per ADR
(3) EBITDA / Average Shares Outstanding

Access Lines

We ended June with 362 million access lines. Our fixed-RGUs increased 1.0% from the year before whereas our wireless base, -0.4%,  was slightly smaller.

Net postpaid additions for the period came in at 1.1 million subs, nearly twice as many as in the prior year. This figure includes 537 thousand in Brazil, 184 thousand in Mexico and 103 thousand in Colombia. We disconnected 1.2 million prepaid subs, roughly half of them from our Safelink brand in the U.S. (given changes in the rules of the Lifeline program) and approximately 340 thousand in each of Brazil and Colombia. All in all, we finished June with 279 million wireless clients.

On the fixed-line platform we reached 83.4 million RGUs. Broadband accesses were up 5.0% year-on-year after 275 thousand new accesses in the quarter, most of them in Brazil and Central America. Our PayTV subscriber base was slightly lower than in 2017 after net adds of 136 thousand units in the period.

Wireless Subscribers as of June 2018
	Total(1) (Thousands)
Country	Jun 18	Mar 18	Var.%	Jun 17	Var.%
Argentina, Paraguay and Uruguay	24,059	24,149	-0.4%	23,910	0.6%
Austria & CEE	20,735	20,640	0.5%	20,677	0.3%
Brazil	59,004	58,809	0.3%	60,272	-2.1%
Central America	16,074	16,101	-0.2%	15,499	3.7%
Caribbean	5,737	5,700	0.6%	5,551	3.3%
Chile	6,991	7,048	-0.8%	6,798	2.8%
Colombia	29,168	29,401	-0.8%	29,225	-0.2%
Ecuador	8,068	8,000	0.8%	8,822	-8.5%
Mexico	74,412	73,984	0.6%	73,099	1.8%
Peru	12,656	12,507	1.2%	12,071	4.8%
USA	22,126	22,761	-2.8%	24,109	-8.2%
Total Wireless Lines	279,029	279,102	0.0%	280,033	-0.4%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2018
	Total(1) (Thousands)
Country	Jun 18	Mar 18	Var.%	Jun 17	Var.%
Argentina, Paraguay and Uruguay	706	680	3.9%	644	9.6%
Austria & CEE	6,184	6,035	2.5%	5,899	4.8%
Brazil	35,791	35,861	-0.2%	35,972	-0.5%
Central America	6,030	5,919	1.9%	5,591	7.9%
Caribbean	2,603	2,656	-2.0%	2,716	-4.2%
Chile	1,372	1,357	1.1%	1,351	1.6%
Colombia	6,960	6,840	1.8%	6,590	5.6%
Ecuador	375	370	1.5%	359	4.5%
Mexico	21,892	21,988	-0.4%	22,012	-0.5%
Peru	1,436	1,405	2.2%	1,426	0.7%
Total RGUs	83,351	83,111	0.3%	82,561	1.0%
(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

Early in the second quarter strong employment numbers in the U.S. and some early signs of price increases, including from salaries and wages, brought about renewed concerns about inflation and the interest rate increases that would become necessary to stop it. Ten-year U.S bond yields surpassed 3% in April and reached their highest level in nearly seven years.

A widening yield-differential vs. other countries led to an appreciation of the dollar vs. most currencies, with the dollar gaining 5.9% vs. the euro, 7.6% vs. the pound and 8.1% vs. the Colombian peso from April 18 until the end of the quarter. The Mexican peso and the Brazilian real were also affected by this process but even more so—the dollar gained 10.1% and 14.7% respectively vs. those currencies—on account of local events.

Our revenues were up 3.2% from the year-earlier quarter, climbing to 257.3 billion Mexican pesos, with service revenues rising 1.4%. At constant exchange rates service revenues were up 2.0%, roughly at the same pace observed the prior quarter.

The expansion of both postpaid and prepaid-data revenues continued to stand out, followed by fixed-broadband revenues. The decline in fixed-voice, and particularly in PayTV revenues, moderated during the quarter; the latter had almost fully stabilized by the end of the period.

Noteworthy were the rates of growth of service revenues in Brazil and Mexico in the mobile sphere, 11.9%, and 8.7% respectively, and of TracFone in the U.S., that turned positive again. On the fixed-line platform, Colombia and Ecuador delivered the better rates of service-revenue growth.

Although exhibiting somewhat slower growth than in the prior quarter, Mexico kept on outperforming other countries in terms of revenue expansion (except for Argentina given the high inflation there), as service revenues climbed 4.7%.

ARPUs shot up by 14.1% in Brazil, 9.4% in the U.S., 7.3% in Mexico and 7.0% in Ecuador, declining 2.7% in Colombia and 12.7% in Peru in the midst of very intense competition and sharply lower interconnection rates.

Second quarter EBITDA rose 3.0% to 72.0 billion pesos, which represented a 28.0% EBITDA margin, the same as in the year-earlier quarter. At constant exchange rates EBITDA was up 4.5%. In Mexico EBITDA jumped 14.9%, its best annual increase in nearly eleven years, followed by Brazil with 9.9%, its best performance in three years.

Chile, Brazil and Mexico saw margins rise 3.7, 2.5 and 2.0 percentage points from the year-earlier quarter whereas in both the Dominican Republic and Colombia margins increased 1.1 points. In Central America the margin was down 3.0 points mainly because of the resolution of an old interconnection dispute with one of the operators. In Puerto Rico, although the margin is still below that of a year ago, there has been a steady recovery of margins, from -3.5% in the fourth quarter to 9.5% in the first quarter and 13.6% in the second quarter.

América Móvil s Income Statement (in accordance with IFRS except for IFRS 15) Millions of Mexican pesos
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Service Revenues	218,899	215,931	1.4%	439,930	447,207	-1.6%
Equipment Revenues	38,410	33,498	14.7%	71,747	66,379	8.1%
Total Revenues	257,309	249,429	3.2%	511,677	513,586	-0.4%
Cost of Service	81,823	79,013	3.6%	163,631	166,563	-1.8%
Cost of Equipment	42,375	39,693	6.8%	82,353	79,804	3.2%
Selling, General & Administrative Expenses	59,142	59,337	-0.3%	117,972	122,366	-3.6%
Others	1,948	1,468	32.7%	4,495	3,185	41.1%
Total Costs and Expenses	185,288	179,512	3.2%	368,451	371,919	-0.9%
EBITDA	72,021	69,917	3.0%	143,226	141,667	1.1%
% of Total Revenues	28.0%	28.0%		28.0%	27.6%
Depreciation & Amortization	39,377	38,755	1.6%	80,789	80,142	0.8%
EBIT	32,645	31,162	4.8%	62,437	61,525	1.5%
% of Total Revenues	12.7%	12.5%		12.2%	12.0%
Net Interest Expense	7,176	6,658	7.8%	14,746	13,813	6.8%
Other Financial Expenses	-5,158	4,727	-209.1%	9,261	4,334	113.7%
Foreign Exchange Loss	30,219	1,869	n.m.	7,315	-35,260	120.7%
Comprehensive Financing Cost (Income)	32,236	13,254	143.2%	31,323	-17,114	283.0%
Income & Deferred Taxes	156	2,645	-94.1%	12,976	26,652	-51.3%
Net Income before Minority
Interest and Equity Participation in Results	252	15,264	-98.3%	18,138	51,987	-65.1%
of Affiliates
Equity Participation in Results of Affiliates	-20	-5	-341.0%	-6	26	-123.6%
Minority Interest	-469	-946	50.5%	-621	-1,845	66.4%
Net Income	-236	14,313	-101.7%	17,512	50,168	-65.1%
n.m. Not meaningful

Our operating profit totaled 32.6 billion pesos, 4.8% more than a year before, while our comprehensive financing costs totaled 32.2 billion pesos, mostly on account of foreign exchange losses arising mostly from the depreciation of the Mexican peso vs. the dollar. This resulted in a net loss of 236 million pesos for the period.

Our operating cash flow in the six months to June allowed us to cover capital expenditures of 57.1 billion pesos, reduce our net debt by 14.9 billion pesos (including the payment of the hybrid bond of TKA that was carried as equity in their books) and contribute 11.6 billion pesos to our pension funds (mostly Telmex).

Balance Sheet (in accordance with IFRS except for IFRS 15) - América Móvil Consolidated Millions of Mexican Pesos
	Jun '18	Dec '17	Var.%		Jun '18	Dec '17	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	68,949	83,391	-17.3%	Short Term Debt*	56,342	51,746	8.9%
Term Ivestments
Accounts Receivable	193,578	201,814	-4.1%	Accounts Payable	297,679	291,029	2.3%
Other Current Assets	26,962	18,221	48.0%	Other Current	76,301	70,562	8.1%
				Liabilities
Inventories	39,981	38,810	3.0%		430,323	413,336	4.1%
	329,470	342,235	-3.7%

Non Current Assets				Non Current Liabilities
Plant & Equipment	629,526	676,343	-6.9%	Long Term Debt	630,211	646,139	-2.5%
Investments in Affiliates	3,206	3,735	-14.2%	Other Liabilities	155,242	166,103	-6.5%
					785,454	812,242	-3.3%
Deferred Assets
Goodwill (Net)	149,232	151,463	-1.5%
Intangible Assets	106,670	123,242	-13.4%	Shareholder's Equity	196,709	260,634	-24.5%
Deferred Assets	194,381	189,193	2.7%

Total Assets	1,412,485	1,486,212	-5.0%	Total Liabilities	1,412,485	1,486,212	-5.0%
				and Equity

*Includes current portion of Long Term Debt.

At the end of June our outstanding net debt stood at 617.6 billion pesos. This represents a reduction of 11.1 billion pesos relative to December if we consider the Telekom Austria hybrid bonds amortized in February as part of the debt outstanding then (on account of certain technical issues, Telekom Austria considered its hybrid debt as equity whereas America Movil hybrid bonds have always been classified as debt).

The difference between the cash reduction of debt and that of the outstanding debt has to do with the impact of moves in foreign exchange rates on the value of our outstanding obligations. (Changes in the price of KPN shares, likewise, have had an impact on the value of our financial assets).

Financial Debt of América Móvil* Millions
	Jun -18	Dec -17(1)
Peso - denominated debt (MxP)	76,342	83,192
Bonds and other securities	67,842	70,692
Banks and others	8,500	12,500
U.S. Dollar - denominated debt (USD)	10,038	10,084
Bonds and other securities	9,353	9,353
Banks and others	685	732
Euro - denominated Debt (EUR)	12,372	13,164
Bonds and other securities	11,950	13,164
Banks and others	423	0
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	5,459	4,234
Bonds and other securities	4,950	3,500
Banks and others	509	734
Debt denominated in other currencies (MxP)	17,742	17,864
Bonds and other securities	17,671	17,765
Banks and others	71	99
Total Debt (MxP)	686,553	712,137
Cash, Marketable Securities and Short Term Financial	68,949	83,391
Investments (MxP)
Net Debt (MxP)	617,604	628,746
(1) Includes 600 million euros of Telekom Austria hybrid bonds. In prior tables it had been presented as equity.
*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling). On February 2018, TKA called its 600 million euro hybrid bond.

Mexico

We added 184 thousand postpaid subscribers and 243 thousand prepaids in the second quarter ending June with 74.4 million subs, with our postpaid subscriber base increasing 6.3% from the year-earlier quarter.  On the fixed-line platform our landlines came down by 88 thousand while fixed-broadband accesses were flat.

Our revenues increased 8.0% year-on-year to 71.1 billion pesos, up, with service revenues growing 4.7% on the back of mobile service revenues that expanded 8.7% and brought about a 7.3% increase in ARPU. MOUs reached 522 minutes, a 9.4% increase from a year before, while GBOUs kept on rising. Fixed revenues were down 3.6%, the lowest rate of decline in the last five quarters, helped by an important moderation in the erosion of international long distance revenues. Fixed-broadband revenues were off 0.6%.

EBITDA shot up 14.9%—the highest rate of increase in almost eleven years—to 23.9 billion pesos on greater operating leverage and continued reduction in subsidies.  Our sale of handset insurance plans and the provision of financing in the sale of handsets have contributed to this improvement in EBITDA. Our EBITDA margin, 33.6%, was up 2 percentage points from the year before.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Mexico Millions of MxP
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	71,102	65,858	8.0%	137,598	129,297	6.4%
Total Service Revenues	52,900	50,548	4.7%	105,357	99,897	5.5%
Wireless Revenues	49,567	43,519	13.9%	94,321	84,110	12.1%
Service Revenues	32,581	29,963	8.7%	64,560	58,305	10.7%
Equipment Revenues	16,793	13,431	25.0%	29,321	25,473	15.1%
Fixed Line and Other Revenues	21,535	22,339	-3.6%	43,277	45,187	-4.2%
EBITDA	23,878	20,786	14.9%	46,704	41,021	13.9%
% total revenues	33.6%	31.6%		33.9%	31.7%
EBIT	16,491	13,366	23.4%	31,645	26,289	20.4%
%	23.2%	20.3%		23.0%	20.3%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Mexico Operating Data (in accordance with IFRS except for IFRS 15)
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		74,412		73,099		1.8%
Postpaid		13,131		12,358		6.3%
Prepaid		61,281		60,741		0.9%
MOU		522		477		9.4%
ARPU (MxP)		147		137		7.3%
Churn (%)		4.2%		4.1%		0.1
Revenue Generating Units (RGUs)*		21,892		22,012		-0.5%
Fixed Lines		12,523		12,758		-1.8%
Broadband		9,369		9,254		1.2%
*Fixed Line and Broadband.

Argentina, Paraguay and Uruguay

At the end of June we had 24.1 million mobile subscribers in AUP, slightly more than a year before. We also had 706 thousand fixed-RGUs, 9.6% more than last year with fixed-broadband and PayTV accesses expanding around 11.0% each.

Total revenues of 15.2 billion Argentinean pesos increased 28.7% annually. The growth rate of service revenues—22.6% in the period—has been decelerating over the past four quarters as economic conditions in Argentina impact consumption. Wireless service revenues expanded 21.3% with mobile data revenues—which make up 79% of them —rising 35.8%. ARPU was up 37% to 176 Argentinean pesos. On the fixed-line platform revenues increased 39.6% driven by PayTV revenues that jumped 71.6%.

EBITDA grew 30.6% over the year to 5.5 billion Argentinean pesos. At 36.3%, the EBITDA margin was 0.5 percentage points higher than a year before.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Argentina, Paraguay & Uruguay Millions of ARP
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	15,178	11,794	28.7%	29,532	22,772	29.7%
Total Service Revenues	12,217	9,969	22.6%	23,679	18,978	24.8%
Wireless Revenues	14,178	11,074	28.0%	27,653	21,368	29.4%
Service Revenues	11,202	9,232	21.3%	21,776	17,545	24.1%
Equipment Revenues	2,961	1,826	62.2%	5,853	3,794	54.3%
Fixed Line and Other Revenues	1,102	790	39.6%	2,078	1,549	34.2%
EBITDA	5,510	4,217	30.6%	10,698	8,122	31.7%
% total revenues	36.3%	35.8%		36.2%	35.7%
EBIT	4,274	3,290	29.9%	8,327	6,305	32.1%
%	28.2%	27.9%		28.2%	27.7%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Argentina, Paraguay & Uruguay Operating Data (in accordance with IFRS except for IFRS 15)
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		24,059		23,910		0.6%
Postpaid		2,382		2,446		-2.6%
Prepaid		21,677		21,464		1.0%
MOU		76		91		-16.5%
ARPU (ARP)		176		128		37.0%
Churn (%)		2.1%		2.1%		0.0
Revenue Generating Units (RGUs)*		706		644		9.6%
* Fixed Line, Broadband and Television.

Brazil

At 537 thousand, postpaid net additions in the second quarter were four times higher than those obtained a year before, leading to a 17.0% increase in our postpaid subscriber base. On the prepaid segment we disconnected 342 thousand clients that were not generating traffic.

At the end of June we had  just over 59 million mobile subscribers in Brazil and 35.8 million fixed-RGUs after net disconnections of 70 thousand units. We added 99 thousand fixed-broadband accesses—4.5 times more than last year— and disconnected 124 thousand fixed telephony lines and 45 thousand PayTV units. As regards PayTV, we are now growing again cable accesses while the disconnection of DTH clients, which has been very significant in the past, is levering off. The sequential improvement of PayTV growth has been very positive.

Second quarter revenues rose 0.9% over the year to 8.9 billion reais. Mobile service revenue growth continues to accelerate—for the fifth consecutive quarter—to 11.9% on the back of postpaid revenues with the ARPU increasing 14.1% over the year to 17 reais as data consumption per client doubled. Our 4.5G network is increasingly an advantage on performance: Claro runs the fastest mobile network in Brazil, as attested by new studies released in the second quarter that show a widening of the gap vs. competitors.

Fixed service revenues declined 3.5% over the year but increased sequentially. The main drag came from both local service and national long distance revenues,  that fell approximately 15% and by PayTV revenues that declined 5.6%. As with PayTV accesses, the decline in revenues seems to have stabilized: quarter-over-quarter, they were practically flat.

Broadband revenues rose 10.1% over the year. In the “ultrabroadband” segment we increased our market share to 51%, leading in the high-end segment. We continue to work on the development of corporate services and productivity solutions and recently launched Multicloud, a unique solution in the B2B market to manage different cloud providers through a single point of contact.

Focused on extracting synergies and with a very stringent cost policy, total expenses fell for the seventh quarter in a row allowing for a 9.9% increase in EBITDA, to 2.7 billion reais. The EBITDA margin climbed 2.5 percentage points from a year before to nearly 30% of revenues.

In the second quarter, Claro announced innovative new offers, including “Passaporte Europa”, a new roaming proposition that allows our customers to use their plan across the European continent. Claro has continued to introduce innovative plans for its customers.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Brazil Millions of BrL
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	8,872	8,793	0.9%	17,720	17,698	0.1%
Total Service Revenues	8,718	8,633	1.0%	17,453	17,402	0.3%
Wireless Revenues	3,122	2,826	10.5%	6,212	5,711	8.8%
Service Revenues	2,971	2,654	11.9%	5,946	5,400	10.1%
Equipment Revenues	153	160	-3.9%	267	295	-9.6%
Fixed Line and Other Revenues	5,749	5,967	-3.6%	11,508	11,987	-4.0%
EBITDA	2,655	2,415	9.9%	5,300	4,890	8.4%
% total revenues	29.9%	27.5%		29.9%	27.6%
EBIT	576	247	133.3%	1,097	527	108.4%
%	6.5%	2.8%		6.2%	3.0%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Brazil Operating Data (in accordance with IFRS except for IFRS 15)
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		59,004		60,272		-2.1%
Postpaid		21,807		18,639		17.0%
Prepaid		37,197		41,633		-10.7%
MOU(1)		111		94		18.0%
ARPU (BrL)		17		15		14.1%
Churn (%)		3.8%		3.4%		0.4
Revenue Generating Units (RGUs)*		35,791		35,972		-0.5%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Our wireless subscriber base ended June just shy of seven million after adding 43 thousand postpaid clients and disconnecting 100 thousand prepaid subs in the quarter. Our postpaid base was up 14.2% in June. Fixed-RGUs of 1.4 million were 1.6% higher than the prior year with broadband and voice accesses rising 6.8% and 4.6%, respectively.

Second quarter revenues rose 0.3% year-on-year to 210.7 million Chilean pesos with service revenues increasing 2.2%: 1.9% for mobile on the back of postpaid revenues, and 2.8% for fixed, buoyed by broadband revenues, up 7.5%.

EBITDA of 37.6 billion Chilean pesos was 26.6% greater than that obtained a year before. The EBITDA margin, 17.9%, was up from 14.2% in the same quarter of 2017.

In June, derived from a trial initiated by the Corporacion Nacional del Consumidor, the Supreme Court in Chile determined that all operators that had participated in the auction called by the Subsecretaria de Telecomunicaciones (Subtel) to obtain spectrum in the 700MHz frequency exceeded its limit in terms of spectrum holdings and ordered these operators (Claro, Movistar and Entel) to dispose of the quantity of spectrum that was acquired in the aforementioned auction, having the option to elect the band that will be alienated. Additionally, as published by Subtel in the Official Gazette on June 21st, it was determined that carriers that operate the 3.5MHz band must suspend its use given that according to Subtel, such carriers (including Calro) are not utilizing the spectrum efficiently. We are analyzing the local and the international actions that can be taken against both resolutions.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Chile Millions of ChPL
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	210,704	210,078	0.3%	409,205	410,767	-0.4%
Total Service Revenues	190,511	186,387	2.2%	378,515	365,568	3.5%
Wireless Revenues	137,271	138,537	-0.9%	263,650	269,796	-2.3%
Service Revenues	117,048	114,834	1.9%	232,898	224,569	3.7%
Equipment Revenues	20,194	23,691	-14.8%	30,690	45,200	-32.1%
Fixed Line and Other Revenues	73,433	71,409	2.8%	145,554	140,840	3.3%
EBITDA	37,628	29,730	26.6%	73,679	56,588	30.2%
% total revenues	17.9%	14.2%		18.0%	13.8%
EBIT	-19,045	-22,794	16.4%	-39,513	-49,699	20.5%
%	-9.0%	-10.9%		-9.7%	-12.1%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Chile Operating Data (in accordance with IFRS except for IFRS 15)
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		6,991		6,798		2.8%
Postpaid		1,994		1,746		14.2%
Prepaid		4,996		5,052		-1.1%
MOU		156		153		1.9%
ARPU (ChP)		5,716		5,826		-1.9%
Churn (%)		5.7%		5.3%		0.4
Revenue Generating Units (RGUs)*		1,372		1,351		1.6%
* Fixed Line, Broadband and Television.

Colombia

We gained 103 thousand postpaid subscribers in the second quarter and disconnected 336 thousand prepaids, ending June with 29.2 million subs. Fixed-line RGUs of nearly seven million were up 5.6%, driven by landlines and broadband accesses that increased 10.0% and 6.1%, respectively.

Second quarter revenues of 2.9 trillion Colombian pesos increased 2.9% annually with service revenues rising 1.0%. Wireless service revenues declined 2.6% on the back of declining prepaid revenues and flat postpaid revenues, with data consumption lagging most Latin American countries. We have launched a new set of prepaid packages including unlimited voice in response to disruptive promotions from MVNOs.

On the fixed-line platform service revenues continue to show a solid performance rising 8.0% over the year, with data services and PayTV rising 8.0% and 9.0%, respectively. We have made important inroads in the fixed segment by improving Internet speeds and bundling our products in attractive packages. Committed with the development of the market, we are expanding our presence building homes passed and providing video and data services in areas with no fixed-line coverage using satellite and digital solutions.

Adhering to our cost control program, we managed to increase EBITDA by 5.7% year-on-year to 1.2 trillion Colombian pesos. The EBITDA margin stood at 40.8%, the highest observed since the second quarter of 2014.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Colombia Billions of COP
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	2,892	2,811	2.9%	5,701	5,572	2.3%
Total Service Revenues	2,290	2,267	1.0%	4,581	4,528	1.2%
Wireless Revenues	2,030	2,023	0.3%	4,005	4,023	-0.4%
Service Revenues	1,436	1,474	-2.6%	2,901	2,975	-2.5%
Equipment Revenues	586	537	9.1%	1,092	1,031	5.9%
Fixed Line and Other Revenues	863	788	9.5%	1,696	1,549	9.5%
EBITDA	1,181	1,117	5.7%	2,316	2,213	4.7%
%	40.8%	39.7%		40.6%	39.7%
EBIT	668	648	3.1%	1,317	1,280	2.9%
%	23.1%	23.1%		23.1%	23.0%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Colombia Operating Data (in accordance with IFRS except for IFRS 15)
	2Q18	2Q17	Var.%
Wireless Subscribers* (thousands)	29,168	29,225	-0.2%
Postpaid	6,787	6,553	3.6%
Prepaid	22,381	22,672	-1.3%
MOU(1)	202	198	2.0%
ARPU (COP)	16,355	16,815	-2.7%
Churn (%)	4.6%	4.3%	0.3
Revenue Generating Units (RGUs)**	6,960	6,590	5.6%
*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television
**Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Ecuador

After net additions of 67 thousand in the quarter, 18 thousand of them postpaid clients, we ended June with 8.1 million wireless subscribers, 8.5% less than a year before. We also had 375 thousand fixed RGUs, 4.5% more than a year before.

Total revenues of 333 million dollars were practically flat over the year with service revenues falling 1.5%, its lowest rate of decline in more than a year, as prepaid revenues continued to decline. Ecuador remains very competitive; still we have managed to increase mobile data revenues by 0.8%. Our fixed line revenues were up 5.9% annually to 22 million dollars.

EBITDA reached 130 million dollars, 2.1% more than in 2017. It was equivalent to 39% of revenues, a 0.7 percentage points improvement from the year-earlier quarter.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Ecuador Millions of Dollars
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	333	332	0.2%	648	666	-2.7%
Total Service Revenues	279	283	-1.5%	551	568	-2.9%
Wireless Revenues	311	311	-0.2%	605	625	-3.2%
Service Revenues	258	264	-2.1%	510	529	-3.5%
Equipment Revenues	53	48	10.2%	94	96	-1.7%
Fixed Line and Other Revenues	22	21	5.9%	43	41	5.9%
EBITDA	130	127	2.1%	254	253	0.1%
% total revenues	39.0%	38.2%		39.1%	38.1%
EBIT	78	75	4.5%	150	149	0.4%
%	23.4%	22.4%		23.1%	22.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Ecuador Operating Data (in accordance with IFRS except for IFRS 15)
	2Q18	2Q17	Var.%
Wireless Subscribers (thousands)	8,068	8,822	-8.5%
Postpaid	2,572	2,480	3.7%
Prepaid	5,495	6,342	-13.3%
MOU	414	292	41.6%
ARPU (US$)	11	10	7.0%
Churn (%)	4.8%	3.5%	1.2
Revenue Generating Units (RGUs) *	375	359	4.5%
* Fixed Line, Broadband and Television.

Peru

We registered net additions of 149 thousand in the period—131 thousand prepaid subs and 18 thousand postpaids—to finish June with 12.7 million wireless subscribers, 4.8% above 2017. In addition we had 1.4 million fixed RGUs that include more than half a million broadband accesses; these are growing at a rate of 6.5% year-on-year.

Total revenues fell 5.6% to 1.3 billion soles with service revenues down 7.1%. The decline in mobile service revenues is for the most part related to an interconnection rate cut that became effective in February and slashed interconnection revenues by 44%. Adjusting for that, mobile service revenues would have been 3% lower as a result of very intense competition and the impact of unlimited voice and social networks prevalent in almost our entire commercial offer, with prepaid revenues roughly flat and postpaid revenues declining 4%. On the fixed-line platform, service revenues were 1.3% lower than a year before as long distance revenues fell 24% and data revenues declined 8.0%.

EBITDA was down 15.4% to 269 million soles. The EBITDA margin stood at a 21.2%, down from 23.7% a year before reflecting the intensely competitive environment in the mobile space.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Peru Millions of Soles
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	1,269	1,344	-5.6%	2,603	2,687	-3.1%
Total Service Revenues	1,082	1,166	-7.1%	2,220	2,331	-4.7%
Wireless Revenues	1,062	1,135	-6.5%	2,185	2,267	-3.6%
Service Revenues	868	947	-8.3%	1,788	1,888	-5.3%
Equipment Revenues	187	177	5.2%	382	355	7.5%
Fixed Line and Other Revenues	207	208	-0.6%	418	421	-0.6%
EBITDA	269	318	-15.4%	583	595	-2.2%
% total revenues	21.2%	23.7%		22.4%	22.2%
EBIT	80	130	-37.9%	208	226	-7.9%
%	6.3%	9.7%		8.0%	8.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Peru Operating Data (in accordance with IFRS except for IFRS 15)
	2Q18	2Q17	Var.%
Wireless Subscribers (thousands)	12,656	12,071	4.8%
Postpaid	4,205	4,062	3.5%
Prepaid	8,452	8,009	5.5%
MOU	241	193	24.4%
ARPU (Sol)	23	26	-12.7%
Churn (%)	6.1%	5.5%	0.6
Revenue Generating Units (RGUs) *	1,436	1,426	0.7%
* Fixed Line, Broadband and Television

Central America

Our wireless subscriber base ended June with 16.1 million clients, 3.7% more than a year before with the postpaid base rising 4.9%. Fixed RGUs topped six million accesses, 7.9% more than a year before; access growth was driven by broadband accesses that rose 15.0% after adding 93 thousand new accesses.

Revenues increased 2.9% to 594 million dollars with service revenues up 0.8%. Wireless service revenues—representing two thirds of the total—rose 1.8% buoyed by data revenues that jumped 6.7%. On the fixed-line platform, service revenues declined 2.7% as a result of a reduction in voice amounting to 12%.

EBITDA was down 5.7% year-on-year to 192 million dollars, a figure that includes a one-time charge related to an interconnection settlement disputed in Guatemala. In absence of this charge, EBITDA would have been 1.3% lower than a year before. The EBITDA margin stood at 32.4% of revenues; in the absence of the afore-mentioned interconnection charges the margin would have stood at 33.9%.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Central America Millions of Dollars
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	594	577	2.9%	1,189	1,145	3.8%
Total Service Revenues	536	532	0.8%	1,078	1,056	2.1%
Wireless Revenues	397	380	4.5%	794	760	4.5%
Service Revenues	349	343	1.8%	702	685	2.6%
Equipment Revenues	48	37	30.5%	92	74	24.8%
Fixed Line and Other Revenues	197	199	-1.2%	394	385	2.5%
EBITDA	192	204	-5.7%	399	399	0.0%
% total revenues	32.4%	35.3%		33.6%	34.8%
EBIT	75	76	-0.8%	161	140	14.9%
%	12.7%	13.1%		13.5%	12.2%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Central America Operating Data (in accordance with IFRS except for IFRS 15)
	2Q18	2Q17	Var.%
Wireless Subscribers (thousands)	16,074	15,499	3.7%
Postpaid	2,439	2,326	4.9%
Prepaid	13,635	13,174	3.5%
MOU(1)	155	164	-6.0%
ARPU (US$)	7	8	-1.6%
Churn (%)	6.9%	6.4%	0.5
Revenue Generating Units (RGUs) *	6,030	5,591	7.9%
* Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Our operations in the Caribbean ended the quarter with 5.7 million wireless subscribers, 3.3% more than a year before. We obtained net gains of 37 thousand, 60% of which were postpaid. We had 2.6 million fixed-RGUs; in Dominicana our fixed base rose 3.1% over the year.

Dominicana reported total revenues of 11.9 billion Dominican pesos that were 5.5% higher than in the prior year, with service revenues gaining momentum and rising 4.6% on the back of mobile data services. Keeping costs contained, EBITDA grew 8.3% to 5.3 billion Dominican pesos; the margin was equivalent to 44.8% compared to 43.7% a year before.

In Puerto Rico we have fully restored our wireless network and it is practically operating under normal conditions. Data traffic in the mobile platform is building up replacing fixed broadband traffic from a network that is 80% operational.  We are making important investments to replace the original infrastructure with the latest technology. In this context service revenues were 2.3% higher than in the year-earlier quarter; this figure includes 41 million dollars from insurance claims and federal subsidies.

Wireless service revenues declined 4.0%—improving from minus 4.9% in the precedent quarter—while fixed service revenues were 23.5% lower than last year’s. Prepaid revenues have been rising by nearly 30% but postpaid revenues are declining as are fixed-broadband revenues.

EBITDA came in at 31 million dollars, down 39.7%. The margin was equivalent to 13.6% of revenues up from 9.5% in the prior quarter and -3.5% in the fourth quarter of 2017.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - Caribbean Millions of Dollars
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	472	480	-1.6%	950	958	-0.9%
Total Service Revenues	427	421	1.4%	858	843	1.8%
Wireless Revenues	256	272	-5.9%	514	543	-5.3%
Service Revenues	215	218	-1.2%	430	437	-1.5%
Equipment Revenues	42	55	-24.3%	85	108	-20.8%
Fixed Line and Other Revenues	216	207	4.2%	436	416	4.8%
EBITDA	140	156	-10.6%	269	312	-13.8%
% total revenues	29.5%	32.5%		28.3%	32.5%
EBIT	74	91	-18.4%	135	181	-25.3%
%	15.7%	18.9%		14.2%	18.8%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Caribbean Operating Data (in accordance with IFRS except for IFRS 15)
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		5,737		5,551		3.3%
Postpaid		1,900		1,831		3.7%
Prepaid		3,837		3,720		3.2%
MOU(1)		261		270		-3.3%
ARPU (US$)		13		13		-3.5%
Churn (%)		3.8%		3.5%		0.3
Revenue Generating Units (RGUs) *		2,603		2,716		-4.2%
* Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

At the end of June we had 22.1 million subscribers, 8.2% below the prior year with net disconnections of 635 thousand slightly lower than in 2017. We have seen an improvement in the rate of growth of subscribers, particularly StraightTalk, our main brand, that posted a 5.8% increase in subs from the year-earlier quarter; and in the case of SafeLink, disconnections brought about by the changes in the rules of the Lifeline have continued to decline at a somewhat more gradual pace.

Service revenues of 1.7 billion dollars continued to recover relative to the prior year, going from -8.8% in the fourth quarter to -4.2% in the first quarter and +0.6% in the second quarter. ARPU was up 9.4% to 25 dollars as a reflection both of the success of the new unlimited-everything plan of StraightTalk and the continued erosion of Safelink clients.

EBITDA came in at 164 million dollars and was 22.3% below last year. Still, the EBITDA margin gained almost one percentage point sequentially to 8.5% of revenues, its average level over the last couple of years.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - United States Millions of Dollars
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	1,923	1,931	-0.4%	3,927	3,916	0.3%
Service Revenues	1,685	1,675	0.6%	3,364	3,429	-1.9%
Equipment Revenues	238	256	-6.9%	563	487	15.5%
EBITDA	164	211	-22.3%	316	422	-25.1%
% total revenues	8.5%	10.9%		8.1%	10.8%
EBIT	144	193	-25.3%	277	389	-28.8%
%	7.5%	10.0%		7.0%	9.9%

United States Operating Data (in accordance with IFRS except for IFRS 15)
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		22,126		24,109		-8.2%
Straight Talk		8,993		8,502		5.8%
SafeLink		3,265		5,091		-35.9%
Other Brands		9,868		10,515		-6.2%
MOU		538		524		2.7%
ARPU (US$)		25		23		9.4%
Churn (%)		4.2%		4.4%		(0.1)

Telekom Austria Group

In the second quarter we added 160 thousand postpaid subscribers—including 63 thousand in Austria, more than twice as many as a year before—and registered disconnections of 65 thousand prepaid clients ending June with 20.7 million, roughly as many as a year before. On the fixed-line platform we had a total of 6.2 million RGUs, 4.8% more than a year earlier (+2.1% organic growth excluding acquisitions in Belarus).

The group’s revenues of 1.1 billion euros were 1.3% higher than a year before with service revenues rising 0.4%. Adjusting for extraordinary items booked in Austria in the second quarter of 2017 and for the impact of the devaluation of the Belarusian ruble against the euro, service revenue growth would have been 2.3% with improvements in every country but Slovenia.

In Austria, service revenues increased 0.4% in spite of the pressure stemming from the abolition of roaming charges within the EU, boosted by the addition of high-value mobile customers and Mobile WiFi on the one hand, and by solid demand of higher bandwidth products and TV packages on the fixed-line segment. In Eastern Europe we have seen good expansion of fixed-line service revenues in all countries where we have become integrated telecom players.

Second quarter EBITDA was 360.3 million euros—adjusted for extraordinary items and restructuring charges—slightly higher than in the year-earlier quarter. Austria showed a stable performance while our operations in Eastern Europe reported positive contributions.

INCOME STATEMENT (in accordance with IFRS except for IFRS 15) - A1 Telekom Austria Group - Proforma
Millions of Euros
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Total Revenues	1,099	1,085	1.3%	2,175	2,148	1.3%
Total service revenues	950	946	0.4%	1,881	1,883	-0.1%
Wireless service revenues	537	536	0.1%	1,057	1,060	-0.3%
Fixed-line service revenues	413	410	0.7%	824	822	0.2%
Equipment revenues	123	117	5.7%	247	219	12.5%
Other operating income	26	22	19.5%	47	46	3.3%
EBITDA	356	360	-0.9%	698	701	-0.4%
% total revenues	32.4%	33.2%		32.1%	32.6%
EBIT	96	147	-34.8%	147	274	-46.2%
% total revenues	8.7%	13.5%		6.8%	12.7%
For further detail please visit www.a1.group/en/investor-relations

A1 Telekom Austria Group Operating Data (in accordance with IFRS except for IFRS 15) - Proforma
		2Q18		2Q17		Var.%
Wireless Subscribers (thousands)		20,735		20,677		0.3%
Postpaid		15,863		15,140		4.8%
Prepaid		4,873		5,537		-12.0%
MOU(1)		352		329		7.1%
ARPU (Euros)		9		9		0.0%
Churn (%)		1.6%		1.9%		(0.2)
Revenue Generating Units (RGUs)*		6,183		6,057		2.1%
*Fixed Line, Broadband and Television.
(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

América Móvil IFRS (includes IFRS 15 for 2Q18)

América Móvil’s Income Statement (in accordance with IFRS) Millions of Mexican pesos
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Service Revenues	215,093	215,931	-0.4%	430,440	447,207	-3.7%
Equipment Revenues	41,976	33,498	25.3%	80,050	66,379	20.6%
Total Revenues	257,068	249,429	3.1%	510,490	513,586	-0.6%
Cost of Service	81,824	79,013	3.6%	163,632	166,563	-1.8%
Cost of Equipment	42,230	39,693	6.4%	82,017	79,804	2.8%
Selling, General & Administrative Expenses	57,400	59,337	-3.3%	114,859	122,366	-6.1%
Others	1,948	1,468	32.7%	4,495	3,185	41.1%
Total Costs and Expenses	183,403	179,512	2.2%	365,004	371,919	-1.9%
EBITDA	73,666	69,917	5.4%	145,486	141,667	2.7%
% of Total Revenues	28.7%	28.0%		28.5%	27.6%
Depreciation & Amortization	39,377	38,755	1.6%	80,789	80,142	0.8%
EBIT	34,289	31,162	10.0%	64,697	61,525	5.2%
% of Total Revenues	13.3%	12.5%		12.7%	12.0%
Net Interest Expense	7,270	6,658	9.2%	14,840	13,813	7.4%
Other Financial Expenses	-5,158	4,727	-209.1%	9,261	4,334	113.7%
Foreign Exchange Loss	30,219	1,869	n.m.	7,315	-35,260	120.7%
Comprehensive Financing Cost (Income)	32,330	13,254	143.9%	31,417	-17,114	283.6%
Income & Deferred Taxes	653	2,645	-75.3%	13,749	26,652	-48.4%
Net Income before Minority
Interest and Equity Participation in Results	1,306	15,264	-91.4%	19,531	51,987	-62.4%
of Affiliates
Equity Participation in Results of Affiliates	-20	-5	-341.0%	-6	26	-123.6%
Minority Interest	-469	-946	50.5%	-621	-1,845	66.4%
Net Income	818	14,313	-94.3%	18,904	50,168	-62.3%
n.m. Not meaningful

Balance Sheet (in accordance with IFRS) - América Móvil Consolidated Millions of Mexican Pesos
	Jun '18	Dec '17	Var.%		Jun '18	Dec '17	Var.%
Current Assets				Current Liabilities
Cash, Marketable
Securities & Other Short	68,949	83,391	-17.3%	Short Term Debt*	56,342	51,746	8.9%
Term Ivestments
Accounts Receivable	206,220	201,814	2.2%	Accounts Payable	297,098	291,029	2.1%
Other Current Assets	38,456	18,221	111.1%	Other Current	77,176	70,562	9.4%
				Liabilities
Inventories	40,295	38,810	3.8%		430,616	413,336	4.2%
	353,920	342,235	3.4%

Non Current Assets				Non Current Liabilities
Plant & Equipment	629,526	676,343	-6.9%	Long Term Debt	630,211	646,139	-2.5%
Investments in Affiliates	3,206	3,735	-14.2%	Other Liabilities	165,762	166,103	-0.2%
					795,974	812,242	-2.0%
Deferred Assets
Goodwill (Net)	149,232	151,463	-1.5%
Intangible Assets	106,670	123,242	-13.4%	Shareholder's Equity	217,550	260,634	-16.5%
Deferred Assets	201,586	189,193	6.6%

Total Assets	1,444,140	1,486,212	-2.8%	Total Liabilities	1,444,140	1,486,212	-2.8%
				and Equity
*Includes current portion of Long Term Debt.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT
margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA
margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican
pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR
(US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity
subscribers	Subscribers weighted by the economic interest held in each company.

Gross
additions	Total number of subscribers acquired during the period.

Licensed
pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market
share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net
subscriber
additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt
/ EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless
penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
Mexico
EoP	20.06	17.90	12.1%	19.05	17.90	6.4%
Average	19.37	18.59	4.2%	19.07	19.50	-2.2%
Brazil
EoP	3.86	3.31	16.6%	3.47	3.31	4.8%
Average	3.60	3.22	12.1%	3.43	3.18	7.7%
Argentina
EoP	28.85	16.63	73.5%	22.38	16.63	34.6%
Average	23.51	15.72	49.5%	21.60	15.70	37.6%
Chile
EoP	651	664	-2.0%	616	664	-7.3%
Average	621	664	-6.6%	611	660	-7.3%
Colombia
EoP	2,945	3,038	-3.1%	2,852	3,038	-6.1%
Average	2,837	2,921	-2.9%	2,847	2,921	-2.5%
Guatemala
EoP	7.49	7.34	2.2%	7.42	7.34	1.2%
Average	7.44	7.34	1.4%	7.40	7.39	0.2%
Honduras
EoP	24.15	23.61	2.3%	23.87	23.61	1.1%
Average	23.96	23.62	1.4%	23.86	23.67	0.8%
Nicaragua
EoP	31.55	30.04	5.0%	31.23	30.04	3.9%
Average	31.35	29.86	5.0%	31.17	29.68	5.0%
Costa Rica
EoP	570	580	-1.7%	570	580	-1.7%
Average	569	575	-1.1%	570	570	0.1%
Peru
EoP	3.27	3.26	0.6%	3.25	3.26	-0.1%
Average	3.26	3.26	-0.1%	3.25	3.28	-0.8%
Paraguay
EoP	5,703	5,560	2.6%	5,619	5,560	1.1%
Average	5,621	5,578	0.8%	5,601	5,615	-0.3%
Uruguay
EoP	31.47	28.50	10.4%	29.40	28.50	3.2%
Average	30.07	28.31	6.2%	29.29	28.41	3.1%
Dominican Republic
EoP	49.43	47.57	3.9%	49.26	47.57	3.5%
Average	49.41	47.47	4.1%	49.19	47.27	4.0%
Austria & CEE
EoP	0.86	0.88	-2.2%	0.83	0.88	-5.3%
Average	0.84	0.94	-10.6%	0.83	0.92	-10.6%

Exchange Rates Local Currency Units per MxP
	2Q18	2Q17	Var.%	Jan - Jun 18	Jan - Jun 17	Var.%
USA
EoP	0.05	0.06	-10.8%	0.05	0.06	-6.0%
Average	0.05	0.05	-4.0%	0.05	0.05	2.3%
Brazil
EoP	0.19	0.18	4.0%	0.18	0.18	-1.5%
Average	0.19	0.17	7.6%	0.18	0.16	10.2%
Argentina
EoP	1.44	0.93	54.8%	1.17	0.93	26.4%
Average	1.21	0.85	43.5%	1.13	0.80	40.8%
Chile
EoP	32.5	37.1	-12.5%	32.3	37.1	-12.9%
Average	32.0	35.7	-10.3%	32.1	33.8	-5.2%
Colombia
EoP	147	170	-13.5%	150	170	-11.8%
Average	146	157	-6.8%	149	150	-0.3%
Guatemala
EoP	0.37	0.41	-8.8%	0.39	0.41	-4.9%
Average	0.38	0.39	-2.7%	0.39	0.38	2.5%
Honduras
EoP	1.20	1.32	-8.7%	1.25	1.32	-5.0%
Average	1.24	1.27	-2.7%	1.25	1.21	3.1%
Nicaragua
EoP	1.57	1.68	-6.3%	1.64	1.68	-2.3%
Average	1.62	1.61	0.8%	1.63	1.52	7.4%
Costa Rica
EoP	28.41	32.40	-12.3%	29.94	32.40	-7.6%
Average	29.37	30.95	-5.1%	29.92	29.23	2.4%
Peru
EoP	0.16	0.18	-10.2%	0.17	0.18	-6.2%
Average	0.17	0.18	-4.2%	0.17	0.17	1.4%
Paraguay
EoP	284	311	-8.5%	295	311	-5.0%
Average	290	300	-3.3%	294	288	2.0%
Uruguay
EoP	1.57	1.59	-1.5%	1.54	1.59	-3.0%
Average	1.55	1.52	1.9%	1.54	1.46	5.5%
Dominican Republic
EoP	2.46	2.66	-7.3%	2.59	2.66	-2.7%
Average	2.55	2.55	-0.1%	2.58	2.42	6.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Juy 18, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Chief Financial Officer